Exhibit 99.1



SERVICE CORPORATION INTERNATIONAL ANNOUNCES FIRST QUARTER 2024 FINANCIAL RESULTS AND CONFIRMS 2024 GUIDANCE

Conference call on Thursday, May 2, 2024, at 8:00 a.m. Central Time.

HOUSTON, Texas, May 1, 2024 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the first quarter of 2024.

First Quarter Highlights:
- Revenue increased $16.7 million over the first quarter of 2023
- Earnings per share was $0.89 compared to $0.93 in the first quarter of 2023
- Net cash provided by operating activities was $220.1 million compared to $219.6 million in the first quarter of 2023
- Comparable preneed cemetery sales production grew 7.8%
- Comparable core funeral sales average grew 3.9%

Tom Ryan, the Company's Chairman and CEO, commented on the first quarter performance:

"Today we are proud to start off the year with earnings per share of $0.89 and net cash provided by operating activities of $220 million. These results are primarily attributable to strong performance in our cemetery segment with an increase in preneed cemetery sales production of 8% driving growth in comparable cemetery revenue and cemetery gross profit. We continued to experience strong growth in our comparable core funeral average, which offset the anticipated decline in comparable core funeral services performed, delivering financial results that form a great foundation for the year.

I would like to thank our 25,000 associates for their unwavering commitment in providing excellent service to our client families. We remain focused on our long-term growth strategy, which is on track as we continue to grow revenue, leverage our unparalleled scale, and allocate our capital wisely to enhance shareholder value."

Details of our first quarter 2024 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)		Three months ended March 31,		
		2024		**2023**
Revenue	$	1,045.4	$	1,028.7
Operating income	$	232.2	$	245.6
Net income attributable to common stockholders	$	131.3	$	144.8
Diluted earnings per share	$	0.89	$	0.93
Earnings excluding special items [1]	$	131.9	$	144.9
Diluted earnings per share excluding special items [1]	$	0.89	$	0.93
Diluted weighted average shares outstanding		147.9		155.3
Net cash provided by operating activities	$	220.1	$	219.6

(1) Earnings excluding special items and diluted earnings per share excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share". A reconciliation from net income attributable to common stockholders and diluted earnings per share in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the heading "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share was $0.89 in the first quarter of 2024 compared to $0.93 in the first quarter of 2023. The current year quarter was impacted by $0.7 million of net losses on divestitures. The prior year quarter was primarily impacted by $1.1 million of net losses on early extinguishment of debt and $0.7 million of net gains on divestitures. Diluted earnings per share excluding special items was $0.89 in the first quarter of 2024 compared to $0.93 in the first quarter of 2023. The decline of four cents from the prior year was expected, as higher cemetery gross profit, a lower share count, and a lower tax rate was slightly overcome by lower funeral gross profit as well as higher interest expense.

- Net cash provided by operating activities was generally flat at $220.1 million in the first quarter of 2024 compared to $219.6 million in the first quarter of 2023. Favorable working capital changes and lower cash tax payments more than offset an increase in cash interest payments and lower operating income.

OUTLOOK FOR 2024

Our annual guidance ranges for 2024 detailed below have not changed and are consistent with our previously reported outlook for 2024. The forecast for cash taxes includes the impact related to a change in a tax accounting method related to our cemetery segment, which will defer cash taxes into future years. Our outlook for net cash provided by operating activities also excludes special items relating to the payments of certain estimated legal charges of $64.6 million recognized in the fourth quarter of 2022.

(Dollars in millions, except per share amounts)	2024 Outlook
Diluted earnings per share excluding special items [1]	$3.50 - $3.80
Net cash provided by operating activities excluding special items and cash taxes [1]	$935 - $985
Cash taxes expected in 2024 (at the midpoint of Diluted earnings per share guidance)	$25 - $35
Net cash provided by operating activities excluding special items [1]	$900 - $960
Capital improvements at existing field locations	$125
Development of cemetery property	$165
Digital investments and corporate	$35
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$325

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2024 excludes the following because this information is not currently available for 2024: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs or cash outflows associated with estimated litigation charges or legal settlements or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP.

CONFERENCE CALL AND WEBCAST

We will host a conference call on Thursday, May 2, 2024, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 2593816. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through May 9, 2024 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 4900950. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At March 31, 2024, we owned and operated 1,485 funeral service locations and 490 cemeteries (of which 306 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact: InvestorRelations@sci-us.com

Investors:	Allie O'Connor - Assistant Vice President / Investor Relations	(713) 525-9156
	Trey Bocage - Director / Investor Relations	(713) 525-3454
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- We may be adversely affected by the effects of inflation.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- Increasing death benefits related to preneed contracts funded through life insurance or annuity contracts may not cover future increases in the cost of providing a price-guaranteed service.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our cash flows, our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in life expectancy and the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation, or the interpretation of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2023 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.


Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)		Three Months Ended		
		March 31,		
		2024		**2023**
Revenue	$	1,045,382	$	1,028,709
Cost of revenue		(771,169)		(739,615)
Gross profit		274,213		289,094
Corporate general and administrative expenses		(41,325)		(44,160)
(Losses) gains on divestitures and impairment charges, net		(684)		691
Operating income		232,204		245,625
Interest expense		(64,352)		(53,916)
Losses on early extinguishment of debt		—		(1,060)
Other income, net		2,462		1,209
Income before income taxes		170,314		191,858
Provision for income taxes		(39,040)		(47,029)
Net income		131,274		144,829
Net income attributable to noncontrolling interests		27		(66)
Net income attributable to common stockholders	$	131,301	$	144,763
Basic earnings per share:				
Net income attributable to common stockholders	$	0.90	$	0.95
Basic weighted average number of shares		146,266		153,125
Diluted earnings per share:				
Net income attributable to common stockholders	$	0.89	$	0.93
Diluted weighted average number of shares		147,913		155,300

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

		March 31, 2024		December 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	205,595	$	221,557
Receivables, net		89,854		97,939
Inventories		35,126		33,597
Income tax receivable		86,674		122,183
Other		32,093		23,010
Total current assets		449,342		498,286
Preneed receivables, net and trust investments		6,430,825		6,191,912
Cemetery property		2,039,397		2,020,846
Property and equipment, net		2,480,096		2,480,099
Goodwill		1,992,032		1,977,186
Deferred charges and other assets, net		1,268,970		1,247,830
Cemetery perpetual care trust investments		2,034,432		1,939,241
Total assets	$	16,695,094	$	16,355,400
LIABILITIES & EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	662,711	$	685,759
Current maturities of long-term debt		63,437		63,341
Total current liabilities		726,148		749,100
Long-term debt		4,613,200		4,649,155
Deferred revenue, net		1,713,650		1,703,509
Deferred tax liability		640,336		638,106
Other liabilities		470,180		464,935
Deferred receipts held in trust		4,909,180		4,670,884
Care trusts' corpus		2,031,619		1,938,238
Equity:				
Common stock, $1 per share par value, 500,000,000 shares authorized, 148,979,038 and 148,297,042 shares issued, respectively, and 146,299,031 and 146,323,340 shares outstanding, respectively		146,299		146,323
Capital in excess of par value		952,344		937,596
Retained earnings		475,545		432,454
Accumulated other comprehensive income		16,414		24,891
Total common stockholders' equity		1,590,602		1,541,264
Noncontrolling interests		179		209
Total equity		1,590,781		1,541,473
Total liabilities and equity	$	16,695,094	$	16,355,400

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Three months ended March 31,			
		2024		2023
Cash flows from operating activities:				
Net income	$	131,274	$	144,829
Adjustments to reconcile net income to net cash provided by operating activities:				
Loss on early extinguishment of debt		—		1,060
Depreciation and amortization		50,219		46,114
Amortization of intangibles		4,321		4,731
Amortization of cemetery property		21,713		20,338
Amortization of loan costs		1,752		1,697
Provision for expected credit losses		4,185		1,906
Provision for (benefit from) deferred income taxes		2,412		(492)
Losses (gains) on divestitures and impairment charges, net		684		(691)
Share-based compensation		3,926		4,478
Change in assets and liabilities, net of effects from acquisitions and divestitures:				
Decrease in receivables		6,043		8,329
Decrease (increase) in other assets		5,167		(17,421)
(Decrease) increase in payables and other liabilities		(10,446)		1,977
Effect of preneed sales production and maturities:				
Increase in preneed receivables, net and trust investments		(61,527)		(39,923)
Increase in deferred revenue, net		34,170		41,030
Increase in deferred receipts held in trust		26,230		1,610
Net cash provided by operating activities		220,123		219,572
Cash flows from investing activities:				
Capital expenditures		(79,787)		(77,903)
Business acquisitions, net of cash acquired		(15,839)		(8,700)
Real estate acquisitions		(6,948)		(16,666)
Proceeds from divestitures and sales of property and equipment		8,508		9,741
Payments for Company-owned life insurance policies		(2,739)		(1,366)
Net cash used in investing activities		(96,805)		(94,894)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt		115,000		408,383
Debt issuance costs		—		(7,471)
Scheduled payments of debt		(5,828)		(5,287)
Early payments and extinguishment of debt		(150,000)		(345,073)
Principal payments on finance leases		(9,019)		(8,537)
Proceeds from exercise of stock options		17,237		8,763
Purchase of Company common stock		(49,461)		(165,950)
Payments of dividends		(43,944)		(41,207)
Bank overdrafts and other		(7,973)		(6,729)
Net cash used in financing activities		(133,988)		(163,108)
Effect of foreign currency		(1,826)		20
Net decrease in cash, cash equivalents, and restricted cash		(12,496)		(38,410)
Cash, cash equivalents, and restricted cash at beginning of period		224,761		204,524
Cash, cash equivalents, and restricted cash at end of period	$	212,265	$	166,114

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except funeral services performed and average revenue per service)	Three months ended March 31,			
	2024		**2023**	
Consolidated funeral:				
Atneed revenue	$	315.4	$	313.2
Matured preneed revenue		190.1		185.7
Core revenue		505.5		498.9
Non-funeral home revenue		23.7		21.2
Non-funeral home preneed sales revenue		29.1		41.2
Core general agency and other revenue		46.4		48.4
Total revenue	$	604.7	$	609.7
Gross profit	$	131.9	$	149.5
Gross profit percentage		21.8 %		24.5 %
Funeral services performed		94,366		96,205
Average revenue per service	$	5,608	$	5,406

(Dollars in millions)	Three months ended March 31,			
	2024		**2023**	
Consolidated cemetery:				
Atneed property revenue	$	35.0	$	36.8
Atneed merchandise and service revenue		74.7		73.5
Total atneed revenue		109.7		110.3
Recognized preneed property revenue		199.7		191.7
Recognized preneed merchandise and service revenue		98.3		86.2
Total recognized preneed revenue		298.0		277.9
Core revenue		407.7		388.2
Other cemetery revenue		32.9		30.8
Total revenue	$	440.6	$	419.0
Gross profit	$	142.3	$	139.6
Gross profit percentage		32.3 %		33.3 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended March 31, 2024 and 2023. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2023 and ending March 31, 2024.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended March 31,			
	2024	**2023**	**Var**	**%**
Comparable funeral revenue:				
Atneed revenue [1]	$ 311.9	$ 312.4	$ (0.5)	(0.2)%
Matured preneed revenue [2]	189.4	185.2	4.2	2.3 %
Core revenue [3]	501.3	497.6	3.7	0.7 %
Non-funeral home revenue [4]	23.2	21.2	2.0	9.4 %
Non-funeral home preneed sales revenue [5]	28.9	41.2	(12.3)	(29.9)%
Core general agency and other revenue [6]	46.0	47.9	(1.9)	(4.0)%
Total comparable revenue	$ 599.4	$ 607.9	$ (8.5)	(1.4)%
Comparable gross profit	$ 131.2	$ 149.5	$ (18.3)	(12.2)%
Comparable gross profit percentage	21.9 %	24.6 %	(2.7)%	
Comparable funeral services performed:				
Atneed	50,189	52,404	(2,215)	(4.2)%
Matured preneed	28,332	28,580	(248)	(0.9)%
Total core	78,521	80,984	(2,463)	(3.0)%
Non-funeral home	14,820	15,067	(247)	(1.6)%
Total comparable funeral services performed	93,341	96,051	(2,710)	(2.8)%
Comparable core cremation rate	56.6 %	55.9 %	0.7 %	
Total comparable cremation rate [7]	63.4 %	62.7 %	0.7 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,215	$ 5,961	$ 254	4.3 %
Matured preneed	6,685	6,480	205	3.2 %
Total core	6,384	6,144	240	3.9 %
Non-funeral home	1,565	1,407	158	11.2 %
Total comparable average revenue per service	$ 5,619	$ 5,401	$ 218	4.0 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 315.2	$ 323.0	$ (7.8)	(2.4)%
Core contracts sold	36,700	38,647	(1,947)	(5.0)%
Non-funeral home contracts sold	25,717	26,037	(320)	(1.2)%
Core average revenue per contract sold	$ 6,459	$ 6,332	$ 127	2.0 %
Non-funeral home average revenue per contract sold	$ 3,037	$ 3,008	$ 29	1.0 %

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Non-funeral home preneed sales revenue represents travel protection, net and merchandise sold on a preneed contract that is delivered before death has occurred and general agency revenue from our non-funeral home sales channel.

(6) Core general agency and other revenue primarily comprises core general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements and core travel protection preneed sales, net.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue decreased by $8.5 million, or 1.4%, as an increase of $3.7 million in core funeral revenue was more than offset by a $12.3 million decrease in non-funeral home preneed sales revenue.

- Core funeral revenue increased by $3.7 million, or 0.7%, primarily due to a 3.9% increase in core average revenue partially offset by a 3.0% decrease in core funeral services performed. The core cremation rate increased 70 basis points to 56.6%.

- Non-funeral home preneed sales revenue decreased by $12.3 million, or 29.9%, primarily due to operational changes in certain markets with respect to timing of merchandise deliveries. This decrease is partially offset by an increase in general agency revenue as we continue to shift from trust-funded to insurance-funded contracts.

- Comparable funeral gross profit decreased by $18.3 million to $131.2 million and the gross profit percentage decreased 270 basis points from 24.6% to 21.9%. This decrease is primarily due to the decline in revenue mentioned above and an increase in annual incentive compensation costs over the prior year quarter.

- Comparable preneed funeral sales production decreased by $7.8 million, or 2.4%, in the first quarter of 2024 compared to 2023. Core preneed sales production decreased by $7.7 million, or 3.1%, primarily due to a decline in contract velocity compared to strong prior year results. Also, non-funeral home preneed sales production was flat as an increase in the sales average offset a modest decline in contract velocity.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended March 31, 2024 and 2023. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2023 and ending March 31, 2024.

(Dollars in millions)	Three months ended March 31,			
	2024	**2023**	**Var**	**%**
Comparable cemetery revenue:				
Atneed property revenue	$ 35.0	$ 36.8	$ (1.8)	(4.9)%
Atneed merchandise and service revenue	74.6	73.4	1.2	1.6 %
Total atneed revenue [1]	109.6	110.2	(0.6)	(0.5)%
Recognized preneed property revenue	199.1	191.6	7.5	3.9 %
Recognized preneed merchandise and service revenue	98.1	86.1	12.0	13.9 %
Total recognized preneed revenue [2]	297.2	277.7	19.5	7.0 %
Core revenue [3]	406.8	387.9	18.9	4.9 %
Other revenue [4]	33.0	30.8	2.2	7.1 %
Total comparable revenue	$ 439.8	$ 418.7	$ 21.1	5.0 %
Comparable gross profit	$ 142.5	$ 139.9	$ 2.6	1.9 %
Comparable gross profit percentage	32.4 %	33.4 %	(1.0)%	
Comparable cemetery preneed and atneed sales production:				
Property	$ 242.4	$ 230.4	$ 12.0	5.2 %
Merchandise and services	198.7	189.3	9.4	5.0 %
Discounts and other	(4.1)	(3.6)	(0.5)	(13.9)%
Preneed and atneed sales production	$ 437.0	$ 416.1	$ 20.9	5.0 %
Preneed sales production	$ 329.2	$ 305.4	$ 23.8	7.8 %
Recognition rate [5]	93.1 %	93.2 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Total comparable cemetery revenue increased $21.1 million, or 5.0%, in the first quarter of 2024 compared to the first quarter of 2023. The increase was primarily due to higher core revenue of $18.9 million.

- Core revenue was higher by $18.9 million primarily as a result of a $19.5 million increase in total recognized preneed revenue, which benefited from growth in comparable preneed sales production of $23.8 million, or 7.8%, that more than offset a modest decline in atneed revenue.

- Comparable cemetery gross profit increased $2.6 million to $142.5 million, while the gross profit percentage decreased 100 basis points to 32.4%, primarily due to an increase in annual incentive compensation costs over the prior year quarter.

- Comparable preneed cemetery sales production increased $23.8 million, or 7.8%, reflecting continued strength in large sales activity combined with healthy growth in the core production sales average. This growth more than offset a modest decline in core production contract velocity.

Other Financial Results

- *Corporate general and administrative expenses* decreased by $2.8 million to $41.3 million in the first quarter of 2024 compared to the first quarter of 2023. The decrease was primarily related to prior year accelerated compensation expenses upon the retirement of certain executives and the timing of lower long-term incentive compensation costs versus the prior year quarter.

- *Interest expense* increased $10.4 million to $64.4 million in the first quarter of 2024 primarily due to higher interest rates and balances on our floating rate debt. During the first quarter, our floating rate debt carried a weighted average rate of 7.4%, which is more than 140 basis points higher than the weighted average rate for our floating rate debt in the first quarter of 2023.

- The GAAP effective income tax rate for the first quarter of 2024 was 22.9%, down from 24.5% in the prior year quarter. Our adjusted effective tax rate was 22.9% in the first quarter of 2024 compared to 24.6% in the prior year quarter. The lower tax rates in the current period were primarily due to an increase in excess tax benefits recognized on the settlement of employee share-based awards.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended March 31,	
	2024	2023
Net cash provided by operating activities	$ 220.1	$ 219.6
Cash taxes included in net cash provided by operating activities	$ 1.8	$ 5.5

Net cash provided by operating activities was generally flat at $220.1 million in the first quarter of 2024 compared to $219.6 million in the first quarter of 2023. Favorable working capital changes and lower cash tax payments more than offset lower operating income and an increase in cash interest payments of $14.2 million.

A summary of our capital expenditures is set forth below:

(Dollars in millions)	Three months ended March 31,	
	2024	2023
Capital improvements at existing field locations	$ 24.9	$ 22.8
Development of cemetery property	38.7	33.0
Digital investments and corporate	6.8	14.2
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$ 70.4	$ 70.0
Growth capital expenditures/construction of new funeral service locations	9.4	7.9
Total capital expenditures	$ 79.8	$ 77.9

Total capital expenditures decreased in the current quarter by $1.9 million, primarily due to lower spend on digital investments. In the prior year, we increased spend in our digital investments as we began the development of certain projects to support preneed sales growth and optimize the customer experience. As indicated in our annual guidance, we anticipate less spend in 2024 for digital investments and corporate.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of March 31, 2024 is set forth below:

	Three Months
Preneed funeral	5.7%
Preneed cemetery	5.9%
Cemetery perpetual care	5.2%
Combined trust funds	5.6%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended March 31,			
	2024		2023	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 131.3	$ 0.89	$ 144.8	$ 0.93
Pre-tax reconciling items:				
Losses (gains) on divestitures and impairment charges, net	0.7	—	(0.7)	(0.01)
Losses on early extinguishment of debt	—	—	1.1	0.01
Tax reconciling items:				
Tax effect from significant items	(0.1)	—	(0.1)	—
Change in uncertain tax reserves and other	—	—	(0.2)	—
Earnings excluding special items and diluted earnings per share excluding special items	$ 131.9	$ 0.89	$ 144.9	$ 0.93
Diluted weighted average shares outstanding		147.9		155.3